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SEC FILE NUMBER
8-13431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lincoln Financial Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 N. Radnor-Chester Rd
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Megan Vogt Omoruyi	336-691-4670	Megan.Omoruyi@lfg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Megan Vogt Omoruyi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lincoln Financial Distributors, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Megan Vogt Omoruyi D273A5DE2B63427...

Title: AVP, Financial and Operational Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lincoln Financial Distributors, Inc.
Statement of Financial Condition and Related Notes
Year Ended December 31, 2025

Table of Contents



Ernst & Young LLP
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Lincoln Financial Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lincoln Financial Distributors, Inc. (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 1967

Philadelphia, Pennsylvania

March 30, 2026

Ernst & Young LLP

Lincoln Financial Distributors, Inc.
Statement of Financial Condition
(in thousands, except for share data)

		As of December 31, 2025
ASSETS		
Cash and invested cash	$	10,374
Commissions and fees receivable from third parties		31,406
Other assets		32
Total assets	$	41,812
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to affiliates	$	31,183
Other liabilities		1,019
Total liabilities		32,202
Stockholder's Equity		
Common stock – $25 par value; 10,000 shares authorized;		
8,000 shares issued and outstanding		200
Additional paid-in capital		17,632
Accumulated deficit		(8,222)
Total stockholder's equity		9,610
Total liabilities and stockholder's equity	$	41,812

See accompanying Notes to Statement of Financial Condition

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Distributors, Inc. ("LFD" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer that is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, closed-end funds, variable life insurance and variable annuities, through financial intermediaries, including brokers, planners, agents, financial advisers, third-party administrators, financial institutions and other intermediaries. LFD does not solicit or sell products directly to the general public and is registered to conduct broker-dealer activities nationwide. LFD is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is wholly owned by Lincoln National Corporation ("LNC").

LFD serves as the principal underwriter for all variable life insurance and variable annuity products issued by its affiliates, LNL and Lincoln Life & Annuity Company of New York ("LLANY").

Additionally, LFD serves as the principal underwriter for the Lincoln Variable Insurance Products Trust (the "LVIP Trust"), an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The LVIP Trust is comprised of separate series (the "LVIP Funds") that are investment options for the variable life insurance and variable annuity products offered to policyholders of LNL, LLANY and certain unaffiliated insurers. Lincoln Financial Investments Corporation ("LFI"), a wholly owned subsidiary of LNL and an affiliate of LFD, serves as the investment advisor to each LVIP Fund.

Further, LFD serves as the principal underwriter for Lincoln Bain Capital Total Credit Fund and Lincoln Partners Group Royalty Fund (together, the "Closed-End Funds"), each of which is a closed-end management investment company registered under the 1940 Act. LFI serves as the investment advisor for each of the Closed-End Funds.

The Company's business is reliant upon its relationship with LNL and LLANY. Therefore, the Company's financial condition could be materially different if the Company operated on a stand-alone basis.

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows, are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial condition being significantly different from those that would have been obtained if the Company were autonomous.

Summary of Significant Accounting Policies and New Accounting Standards

Accounting Estimates and Assumptions

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the statement of financial condition. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes highly liquid investments in money market funds and/or investments purchased with an original maturity of three months or less. Cash and invested cash included $9,042 of unrestricted money market funds, which were subject to regulatory haircuts for purposes of the computation of net capital, and $1,332 of unrestricted cash as of December 31, 2025.

Commissions and Fees Receivable from Third Parties

Commissions and fees receivable from third parties represents 12b-1 fees due from mutual funds underlying the products we distribute and Closed-End Funds.

Due to Affiliates

Due to affiliates represents related party activity that primarily includes amounts due to LNL related to wholesale distribution expenses incurred on LFD's behalf, as well as intercompany expense and tax-sharing agreements.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFD and LNL. We file with a consolidated group; however, we calculate our tax expense (benefit) on a separate company basis. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax return of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 2 for additional information.

Adoption of Accounting Standards

Adoption of Accounting Standards

The following table provides a description of current period adoptions of Accounting Standards Updates ("ASUs").

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures	This ASU establishes new income tax disclosure requirements, as well as adjusts certain existing requirements. It specifically requires expanded and disaggregated disclosures around the tax rate reconciliation.	January 1, 2025	We adopted this ASU effective January 1, 2025. The adoption did not have a material impact on the financial statements, including disclosures within the Income Taxes Note.

Segment Information

The Company operates in one reportable segment given the similarities of all the services provided. The reportable segment reflects the manner by which our chief operating and decision maker ("CODM") views and manages the business. Our CODM is the Chief Executive Officer. Stockholder's equity is used by the CODM to evaluate financial performance as it is the starting point for the net capital calculation. See Note 4 for information on the Company's net capital requirements.

2. Income Taxes

As of December 31, 2025, LFD had a current federal income tax liability of $15, which is reported within due to affiliates on the Statement of Financial Condition. LFD had no deferred federal income tax asset or liability as of December 31, 2025. LFD had no uncertain tax positions as of December 31, 2025.

The LNC consolidated group is subject to examination by U.S. federal, state and local and non-U.S. income tax authorities. With few exceptions for limited scope review, we are no longer subject to U.S. federal examinations for years before 2021. In the first quarter of 2021, the Internal Revenue Service commenced an examination of our 2014, 2015, 2016 and 2017 refund claims. We are also currently under examination by several state and local taxing jurisdictions; however, we do not expect those examinations to materially impact us. We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. There was no accrued interest and penalty expense related to unrecognized tax benefits as of December 31, 2025.

In August 2022, the Inflation Reduction Act of 2022 was passed by the U.S. Congress and signed into law by President Biden. The Inflation Reduction Act of 2022 established a new 15% corporate alternative minimum tax for corporations whose average adjusted net income for any consecutive three-year period beginning after December 31, 2022, exceeds $1.0 billion. The provision was effective for tax years beginning after December 31, 2022. We determined that we were not within the scope of the corporate alternative minimum tax for 2025.

3. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws and laws governing the activities of broker-dealers. While LFD is from time to time involved in various pending or threatened legal proceedings arising from the conduct of business either in the ordinary course or otherwise, such legal expenses are a part of our affiliate cost-sharing agreements. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFD's financial condition, and there was no liability recorded as of December 31, 2025.

4. Net Capital Requirements

LFD operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires LFD's minimum net capital to be the greater of $250 or 2% of aggregate debit items computed in accordance with the reserve requirements in the SEC Customer Protection Rule (Rule 15c3-3) under the Exchange Act. As a wholesaling broker-dealer, our operations do not include the physical handling of customer funds or securities or the maintenance of customer accounts; therefore, there are no reserve provisions under Rule 15c3-3 that are applicable to LFD. Accordingly, our minimum net capital requirement is $250.

	As of December 31, 2025
Minimum net capital requirement	$ 250
Net capital	9,397
Excess net capital	$ 9,147

5. Subsequent Events

Management evaluated subsequent events for the Company through March 30, 2026, the date the statement of financial condition was available to be issued. Management is not aware of any subsequent events that would require recognition or disclosure in the statement of financial condition or related notes.